Exhibit 99.1

Immuron Announces Board Appointment

Melbourne, Australia, 26 June 2018: Australian biopharmaceutical company Immuron Limited (ASX: IMC), is pleased to announce the appointment of New York based Mr. Richard Jay Berman to serve as a Director of the Company effective from 1 July 2018.

Richard Berman’s business career spans over 35 years of venture capital, senior management and merger & acquisitions experience. Mr. Berman is a well-respected and seasoned professional, senior executive and public company Board member with extensive experience in many business sectors including finance, technology, retail, bio-science and real estate.

Mr. Berman is a director of three public healthcare companies: Advaxis, Inc., Catasys, Inc., and Cryoport Inc. He has also served as a director or officer of more than a dozen public and private companies. In 2016, he joined the advisory Board of Medifirst while in 2014, he was elected Chairman of MetaStat Inc. From 2006-2011, he was Chairman of National Investment Managers, a company with $12 billion in pension administration assets.

From 2002 to 2010, he was a director of Nexmed Inc where he also served as Chairman/CEO in 2008 and 2009 (now called Apricus Biosciences, Inc.). From 1998-2000, he was employed by Internet Commerce Corporation (now Easylink Services) as Chairman and CEO, and was a director from 1998 to 2012.

Previously, Mr. Berman worked at Goldman Sachs; was Senior Vice President of Bankers Trust Company, where he started the M&A and Leveraged Buyout Departments; created the largest battery company in the world in the 1980’s by merging Prestolite, General Battery and Exide to form Exide Technologies (XIDE); helped to create what is now Soho (NYC) by developing five buildings; and advised on over $4 billion of M&A transactions in over 300 deals.

He is a past Director of the Stern School of Business of NYU where he obtained his BS and MBA. He also has US and foreign law degrees from Boston College and The Hague Academy of International Law, respectively.

Subject to shareholder approval, the Company agrees to issue 2 million unlisted options exercisable at A$0.50 per option on or before 30 June 2020.

This press release is being made pursuant to, and in accordance with, Rule 155 under the U.S. Securities Act of 1933, as amended, and does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

- - - END - - -

COMPANY CONTACT: Jerry Kanellos Chief Executive Officer (Interim) Ph: +61 (0)3 9824 5254 jerrykanellos@immuron.com	USA INVESTOR RELATIONS: Jon Cunningham RedChip Companies, Inc. US Ph: +1 (407) 644 4256, (ext. 107) jon@redchip.com	AUS INVESTOR RELATIONS: Peter Taylor NWR Communications Ph: +61 (0)412 036 231 peter@nwrcommunications.com.au

ABOUT IMMURON:

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian microbiome biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases.. Immuron has a unique and safe technology platform that enables a shorter development therapeutic cycle. The Company currently markets and sells Travelan® for the prevention of Travelers’ Diarrhea and its lead clinical candidate, IMM-124E, is in Phase II clinical trials for Non-Alcoholic Steatohepatitis (NASH), Severe Alcoholic Hepatitis (SAH) and Pediatric Nonalcoholic Fatty Liver Disease (NAFLD). Immuron’s second clinical stage asset, IMM-529, is targeting Clostridium difficile Infections (CDI). These products together with the Company’s other preclinical immunotherapy pipeline products targeting immune-related diseases currently under development, will meet a large unmet need in the global immunotherapy market.

For more information visit: http://www.immuron.com

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.